# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RELIANCE GLOBAL GROUP, INC., CIK 0001812727
CUSIP: 75946W405
Title of class of securities: Common Stock, par value $0.086 per share
Address of issuer's principal executive offices: 300 Blvd. of the Americas, Suite 105, Lakewood, New Jersey (NJ), 08701
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952614

## Reporting persons
- White Lion Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 450,000 (9.77% of the class)
  Comment: Regarding Items 5, 7, and 9 - Consists of the deemed ownership of 450,000 common shares, par value $0.086 per share, of the Issuer (the "Common Shares") issued pursuant to a purchase agreement.
  
  Regarding Item 11 - Percentage calculated based on 4,605,474 Common Shares, consisting of 4,605,474 Common Shares outstanding as of August 26, 2025, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 27, 2025 and its related 424B3 Prospectus filed on September 5, 2025 (File No. 333-289900).

## Item 1. Issuer
Name of issuer: RELIANCE GLOBAL GROUP, INC.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at 300 Blvd. of the Americas, Suite 105, Lakewood, New Jersey 08701

## Item 2. Person Filing
Name of person filing: White Lion Capital, LLC
Address of principal business office or, if none, residence: 17631 Ventura Blvd., Suite 1008, Encino, California 91316
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.
Percent of class: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.
Shared power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.
Shared power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- White Lion Capital, LLC: /s/ Sam Yaffa, Name: Sam Yaffa, Managing Partner (09/22/2025)